Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

March 30, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas Lamparski

Re:	Collectable Sports Assets, LLC
Post-qualification Amendment No. 20 to Form 1-A Filed: March 15, 2022
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the March 29, 2022 verbal comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment No. 20 (“POS #20”) to its Offering Statement on Form 1-A (the “Offering Statement”).

Our understanding of the comment is set forth below and is followed by the Company’s response.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.	We note that you have lowered the total minimum offering amount for the Series #JORDANFLEER86SGC10 offering, but continue to offer this Series. To the extent you have made sales under this offering, explain how you will comply with Exchange Act Rule 10b-9.

Response: Please note that the changes reflected in POS #20 with respect to the #JORDANFLEER86SGC10 offering were made simply to reflect the changes that already had been made pursuant to Post Qualification Offering Circular Supplement No. 2 (“Supplement No. 2”). Supplement No. 2 was filed on February 25, 2022 to disclose a reduction in the volume of securities being offered pursuant to Rule 253(b)(and the Note thereto). We hereby confirm that no sales under that offering were made prior to the filing of Supplement No. 2.

We trust our response to the Staff’s comment is satisfactory and, and in accordance with the statement made in the comment letter, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

If you would like to discuss this response further, please contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown